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                                                                      Exhibit 4h

[DYNAGEN, INC. LETTERHEAD]
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                                                                   June 25, 1998


Attn.: Stephen Hicks
Dominion Capital Fund
c/o Citco Asset Management
Bahamas Financial Center
Shirley & Charlotte Streets
Nassau, Bahamas

Dear Steve:

     This letter will confirm our agreement concerning when and under what conditions you will cause certain exercise rights under the Series H Convertible Preferred Stock. This Agreement is in consideration of your agreement to amend the terms of the $450,000 Limited Recourse Promissory Notes dated April 30, 1998 and May 13, 1998. These notes require DynaGen to repay the principal and interest amount out of the next private placement. You have agreed to convert these notes into equity at a 20% discount to the market. We will include these notes in the current S-3 being filed with the SEC.

     In consideration of the above agreement, we agree as follows:

      1. The conversion price will be 80% of the average closing bid price over the 5 day period ending on the date of conversion.

      2. The convertible preferred shall be convertible at the option of the holder into securities of the Company after a 90 day period after the date of initial issuance (the "Closing") at a conversion price (the "Conversion Price") equal to: 80% of the average closing bid price of the Company's Common Stock for the 5 business days prior to the business day on which the notice of conversion is transmitted by the holder(s).

           In the event that DynaGen completes the restructuring of its obligations to the former owners of Superior within 90 days, you will agree to convert after 120 days from the date of initial investment.


      3. The Company, at its option, may redeem all or part of the investment at any time and without notice the Preferred Shares by paying in cash an amount equal to 125% of the face value of the Preferred Shares redeemed.


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DYNAGEN, INC.

                                             Stephen Hicks
                                             June 25, 1998
                                             Page 2



      4. Under no circumstances will the aggregate conversion of the Preferred Shares exceed 19.9% of issued and outstanding shares of the Company. In the event that the conversion amount exceeds 19.9% of the shares outstanding, the Company will redeem the balance in cash based on the above redemption feature or obtain shareholder approval for the issuance of such shares or a combination of redemptions and shareholder approval.

      5. Any unconverted shares of Preferred Stock will convert automatically or, if such conversion would exceed 19.9% of the outstanding shares of Common Stock, be redeemed at 125% of the full value of the Preferred Shares on the second anniversary of the Closing date.

      6. The Company has agreed to file a registration statement under the Securities Act of 1933 with respect to the shares of Common Stock concurrently with the registration statement for the Company's Series C and D Preferred Stock.

      If this is acceptable to you, please sign below and return a copy to us. Thank you.

                                             Sincerely,

                                             /s/  Jay Wadekar

                                             Jay Wadekar
                                             Executive Vice President

JGW/cak

AGREED AND ACCEPTED BY:


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Signature


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Date